# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: General Dynamics Corp, CIK 0000040533
CUSIP: 369550108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 11011 Sunset Hills Rd, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-000454
Filed by CIK 0001722329

## Reporting persons
- Newport Trust Company, LLC: type of reporting person: bank (BK); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 13,206,657; sole dispositive power 0; shared dispositive power 13,206,657; aggregate amount beneficially owned 13,206,657 (4.88% of the class)

## Item 1. Issuer
Name of issuer: General Dynamics Corp
Address of issuer's principal executive offices: 11011 Sunset Hills Road, Reston, Virginia, 20190

## Item 2. Person Filing
Name of person filing: Newport Trust Company, LLC
Address of principal business office or, if none, residence: 1627 Eye Street, NW, Suite 950, Washington, DC 20006
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 13,206,657.00
Percent of class: 4.88%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,206,657.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,206,657.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Newport Trust Company, LLC: William E. Ryan III, William E. Ryan III / CEO, President and Chief Fiduciary Officer (11/12/2026)